Robert J. Pence Vice President - Law and Assistant Corporate Secretary The Mosaic Company 3033 Campus Drive, Suite E490 Plymouth, MN 55441 www.mosaicco.com	Tel (763) 557-2844 Fax (763) 577-2982 E-mail: robert.pence@mosaicco.com

April 2, 2014

Securities and Exchange Commission	VIA EDGAR

100 F Street NE

Washington, DC 20549

Re:	The Mosaic Company (Commission File No. 001-32327)
Definitive Proxy Materials

Ladies and Gentlemen:

The Notice of 2014 Annual Meeting of Stockholders, Proxy Statement, Proxy and Notice of Internet Availability of Proxy Materials (the “Proxy Materials”) relating to the 2014 Annual Meeting of Stockholders of The Mosaic Company (the “Company”) to be held on May 15, 2014 (the “Annual Meeting”) were filed with the Securities and Exchange Commission today. As further described in the Proxy Materials, at the Annual Meeting, the Company’s stockholders will be asked to approve The Mosaic Company 2014 Stock and Incentive Plan (the “2014 Stock and Incentive Plan”). A copy of the 2014 Stock and Incentive Plan is included in the Proxy Statement as Appendix B.

Pursuant to Instruction 5 to Item 10 of Schedule 14A, please be advised that the Company intends to register, on Form S-8, the shares of Common Stock to be authorized for issuance under the 2014 Stock and Incentive Plan promptly following stockholder approval of the 2014 Stock and Incentive Plan.

If you have any questions or comments, please contact the undersigned.

Very truly yours,

/s/ Robert J. Pence

Robert J. Pence

Vice President – Law and Assistant Corporate Secretary